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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  ------------

                                    FORM 6-K
                            Report of Foreign issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934
                                   -----------

                           For the Month of March 2004
                                  ------------

                         (Commission File. No 0-20390).
                                   -----------

                            ID BIOMEDICAL CORPORATION
                            -------------------------
                  (Translation of registrant's name in English)

        1630 Waterfront Centre, 200 Burrard Street, Vancouver, BC V6C 3L6
              ----------------------------------------------------
              (Address of principal executive offices and zip code)

        Registrant's Telephone Number, including area code: 604-431-9314
                                                            ------------

Indicate by check mark whether the registrant files or will file annual reports
under cover Form 20-F or Form 40-F:          Form 20-F       40-F   x
                                                       -----      -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
                                             Yes:       No:   x
                                                 -----      -----

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                                                          1630 Waterfront Centre
                                                              200 Burrard Street
[LOGO]                                               Vancouver, British Columbia
                                                                 CANADA, V6C 3L6


                                  NEWS RELEASE

FOR IMMEDIATE RELEASE
---------------------
TRADING SYMBOLS - NASDAQ - "IDBE", TSX - "IDB"
---------------

Contacts:         ID Biomedical Corporation
                  Dean Linden
                  Manager, Corporate Communications
                  (604) 431-9314
                  www.idbiomedical.com

For Immediate Release

              ID BIOMEDICAL TO PRESENT AT THE INVEST NORTHWEST CEO
                               AND INVESTOR FORUM


VANCOUVER, BC - MARCH 19, 2004 - ID Biomedical announced today that the Company is scheduled to present at the Invest Northwest CEO and Investor Forum on Monday March 22, 2004 at 11:20 am PST. Mr. Todd Patrick, the Company's President, will give the presentation. A web cast of the presentation can be heard by accessing the Company's website at www.idbiomedical.com.
                         --------------------

ABOUT ID BIOMEDICAL

ID Biomedical is a biotechnology company focused on the development of proprietary subunit vaccine products, including those based on its Proteosome(TM) platform intranasal adjuvant/delivery technology.

ID Biomedical is developing subunit vaccines for the prevention of a number of different diseases, as well as vaccines against biological warfare agents. The Company's lead products in clinical development are the FluINsure(TM) intranasal influenza (flu) vaccine and the StreptAvax(TM) group A streptococcal vaccine. Additionally, the Company has several vaccines in preclinical development.


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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      ID Biomedical Corporation


                                      By:  /s/ Anthony Holler
                                         ---------------------------------------

                                      Anthony F. Holler, Chief Executive Officer

Date: March 19, 2004